August 26, 2005

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Reptron Electronics, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the quarter ended March 31, 2005

File No. 0-23426

Dear Ms. Tillan:

Thank you for your comments regarding our recent filings to the Securities and Exchange Commission (the “Commission”). This letter is submitted in response to your letter, dated August 12, 2005 and our comments are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Note A – Organization and Description of Business, page F-7

SEC Comment

1.	Please refer to prior comment 3 from our June 24, 2005 letter. We note from your response that the amount you disclosed as “reorganization value” of $86 million was determined at the inception of your Chapter 11 process in October 2003 and excluded consideration of certain events that occurred prior to your emergence from bankruptcy in February 2004. As such, it appears that the amount referred to as your reorganization value in the Form 10-K does not meet the definition of that term under paragraph 9 of SOP 90-7 which refers to the fair value of the entity immediately after the restructuring. Please tell us and disclose in future filings the amount of your reorganization value as determined in accordance with paragraph 9 of SOP 90-7. Please avoid referring to amounts that do not meet that definition as reorganization value. Tell us how you determined that amount and why. We continue to question why you believe it is appropriate to record the assets at their “carrying value” of $78 million upon emergence from bankruptcy, as stated in your disclosure, and not using the reorganization value determined under paragraph 9 of SOP 90-7

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

August 26, 2005

Company Response

The reorganization value of Reptron Electronics, Inc. immediately after the restructuring was approximately $78.1 million as determined in accordance with SOP 90-7. This reorganization value was determined primarily by a discounted cash flow valuation method. We incorrectly referred to the $86 million as the reorganization value in the prior filings and have corrected this in our second quarter Form 10-Q which was filed on August 22, 2005 and we will correct this in all future filings thereafter. (The $86 million was an earlier estimate of our enterprise value determined during our bankruptcy proceedings. We agree that this amount was not reflective of the reorganization value as determined by SOP 90-7 and we will not refer to it as reorganization value in any future filing.) The reorganization value of $78.1 million resulted in an allocation of goodwill in the amount of $12.2 million which was written down to $2.1 million in the second quarter of 2005.

SEC Comment

Item 9A- Controls and Procedures, page 23

2.	Although your response to prior comment 6 from our June 24, 2005 letter stated that you would eliminate the language referring to reasonable assurance, we note that you continue to refer to reasonable assurance in the second paragraph of Item 4 in your draft Form 10-Q/A for the quarterly period ended March 31, 2005. If you continue to include this disclosure, then in future filings please also state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Company Response

In the Quarterly Report on Form 10-Q for the period ending June 30, 2005, we eliminated the reference to reasonable assurance and will continue to do so in all future filings.

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

August 26, 2005

As you requested in your previous letter, we acknowledge our understanding that Reptron is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that Reptron may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

REPTRON ELECTRONICS, INC.

/s/ Charles L. Pope
Charles L. Pope
Chief Financial Officer